SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

SeraCare Life Sciences, Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

81747Q 10 0

(CUSIP Number)

BARRY D. PLOST

10430 Wilshire Boulevard, Suite 1103

Los Angeles, California 90024

Tel. No.: (323) 441-7709

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

David A. Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

May 31, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Plost
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 657,658 (1) (8) SHARED VOTING POWER -0- (9) SOLE DISPOSITIVE POWER 657,658 (1) (10) SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 657,658 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes options held by the Reporting Person to purchase an aggregate of 185,000 shares of the Company’s Common Stock and 1,900 shares of the Company’s Common Stock held by the Reporting Person’s spouse.

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This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2001 (together with Amendment No. 1 filed on February 12, 2002, Amendment No. 2 filed on August 21, 2002 and Amendment No. 3 filed on January 16, 2003, the “Schedule 13D”) relating to the common stock, no par value (“Common Stock”), of SeraCare Life Sciences, Inc., a California corporation (the “Company”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Items 2(b), 2(c) and 5 of the Schedule 13D are hereby amended and restated in their entirety, and Item 3 of the Schedule 13D is hereby amended and supplemented, each as set forth below.

Item 2. Identity and Background

Items 2(b) and 2(c) of Schedule 13D are hereby amended and restated in their entirety as follows:

(b) The Reporting Person’s address is 10430 Wilshire Boulevard, Suite 1103, Los Angeles, California 90024.

(c) The Reporting Person has served as Chairman of the Board of Directors of the Company since February 1998. The Reporting Person is also the Chairman, President and Chief Executive Officer of Biomat USA, Inc.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented to add the following, each of which has been reported on a Form 4 filed with the Commission:

On October 1, 2003, the Reporting Person received a fully vested 5 year option to purchase 10,000 shares of the Company’s Common Stock at an exercise price of $6.90 per share as an option grant for serving on the Company’s board of directors.

On October 1, 2003, the Reporting Person received a fully vested 5 year option to purchase 25,000 shares of the Company’s Common Stock at an exercise price of $6.90 per share as an option grant for serving as Chairman of the Company’s board of directors.

On December 23, 2003, the Reporting Person exercised a warrant to purchase 77,500 shares of the Company’s Common Stock at an exercise price of $0.90 per share. The Reporting Person used his personal funds to exercise this warrant.

On November 16, 2004, the Reporting Person received a fully vested 5 year option to purchase 25,000 shares of the Company’s Common Stock at an exercise price of $10.90 per share as an option grant for serving as Chairman of the Company’s board of directors.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns an aggregate of 657,658 shares of the Company’s Common Stock (which number includes options to purchase 185,000 shares of the Company’s Common Stock and 1,900 shares of the Company’s Common Stock held by the Reporting Person’s spouse), representing approximately 4.8% of the total number of shares of Common Stock of the Company outstanding as of May 31, 2005 (which number includes the Reporting Person’s options to purchase 185,000 shares of the Company’s Common Stock).

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(b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 657,658 shares of the Company’s Common Stock beneficially owned by him, which number includes options to purchase 185,000 shares of the Company’s Common Stock and 1,900 shares of the Company’s Common Stock held by the Reporting Person’s spouse.

(c) In connection with the registered public offering of 4,025,000 shares of the Company’s Common Stock, which was consummated on May 31, 2005, pursuant to an underwriting agreement dated May 24, 2005, the Reporting Person sold to the underwriters named therein 230,000 shares of the Company’s Common Stock at a price of $12.25 per share (excluding an underwriting discount of $0.735 per share).

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 657,658 shares of the Company’s Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased being the beneficial owner of more than 5.0% of the Company’s Common Stock on May 31, 2005.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2005

/s/ Barry D. Plost
Barry D. Plost

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